June 27, 2019

Masayoshi Hachisuka
Accounting & Finance Division
Toyota Motor Corporation
1 Toyota-cho, Toyota City
Aichi, 471-8571
Japan

       Re: Toyota Motor Corporation
           Registration Statement on Form F-4
           Filed June 24, 2019
           File No. 333-232286

Dear Mr. Hachisuka:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Doug Jones at 202-551-3309 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Transportation and Leisure
cc:    Masahisa Ikeda